Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Earnings from continuing operations before income taxes	$937	$22,590	$18,571	$31,445	$41,202
Fixed charges	32,008	35,469	41,186	36,236	38,860
Cash distributions from equity method investments	802	810	949	675	690
Total earnings	$33,747	$58,869	$60,706	$68,356	$80,752

Fixed charges:
Interest expense	$31,749	$35,201	$40,945	$36,013	$38,640
Estimated interest expense within rental expense (1)	259	268	241	223	220
Total fixed charges	$32,008	$35,469	$41,186	$36,236	$38,860
Preferred stock dividend (2)	4,374	5,136	5,111	4,527	4,942
Total fixed charges and preferred stock dividends	$36,382	$40,605	$46,297	$40,763	$43,802

Ratio of earnings to fixed charges	1.05	1.66	1.47	1.89	2.08

Ratio of earnings to fixed charges and preferred stock dividends	0.93	1.45	1.31	1.68	1.84

(1)            Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)            Represents pre-tax earnings required to pay preferred stock dividends.